NORSAT PRODUCTS USED BY US MARINES IN EFFORTS FOR EARTHQUAKE RELIEF IN JAPAN

Vancouver, British Columbia – May 6, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its portable satellite terminals were used by the U.S. military as part of their relief for the earthquake in Japan. The Norsat NewsLink™ and the Norsat GLOBETrekker™ terminals supported the 31st Marine Expeditionary Unit (MEU), III Marine Expeditionary Force (3rd MEF), U.S. Army Japan, and the Joint Public Affairs Support Element (JPASE).

Dr. Amiee Chan, President and CEO, Norsat International Inc., stated “It is vital to hear about how our portable satellite systems are utilized while being embedded with many military installations around the world. In this instance our units were able to provide necessary communications capabilities so the U.S. Marines could provide expeditious relief efforts in a disaster area that experienced difficult logistical issues. This is yet another situation that shows the need for key communications equipment, in order for response efforts to be highly effective.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

###

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com